UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Companhia de Capital Aberto Autorizado

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 20TH, 2022

1. Date, Time and Place: On the October 20th 2022, at 04:30 pm, at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2. Call and Attendance: Call was done in accordance with the regalement and the meeting had the presence of all the members of the Company's Board of Directors.

3. Conduction of the Meeting: Chairman: Jean-Charles Henri Naouri; Secretary: Aline Pacheco Pelucio.

4. Agenda: (i) Analysis and deliberation on the Company's Financial Information for the period ended September 30, 2022; and (ii) Analysis and decision on the proposed issuance of shares within the scope of the Company's stock option program and the respective capital increase.

5. RESOLUTIONS: The members of the Board of Directors, by unanimous vote and without restrictions, decided the following:

5.1       Analysis and decision on the Management Report and the Financial Information for the period ended September 30th, 2022: Ms. Daniela Sabbag, Chief Financial Officer of the Company, made the presentation about the Financial Information referred to the quarter ended on September 30th, 2022. After debates, the members of the Board of Directors, in accordance with the analysis done by the Financial Committee, by the favorable recommendations of the Audit Committee and the Fiscal Council, the unreserved report of the Independent Auditors deliberated to approve the Financial Information referred to the quarter ended on September 30th, 2022, together with the Management Report, the Audit Committee Report, the Independent Auditors Report. Further, they authorized the Executive Board of the Company to take all needed measures for the disclosure of the Financial Information hereby approved upon shipment to the Brazilian Securities Exchange Commission - CVM, to B3 S.A. – Brasil, Bolsa, Balcão and to SEC - Securities and Exchange Commission.

5.2       Analysis and decision on the proposal of issuance of shares under the terms of the Stock Option Plan and Stock Option Compensation Plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Stock Option Compensation Plan approved in the Special Shareholders’ Meeting held on December 31st, 2020 (“Compensation Plan”) and (ii) the Company’s Stock Option Plan approved in the Special Shareholders’ Meeting held on December 31st, 2020 (“Stock Option Plan” and, together with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B6, B7, B8 e B9 of the Compensation Plan, and to Series C5, C6, C7, C8 and C9 of the Stock Option Plan, to approve, in accordance with Article 6 of the Bylaws and the limit of the authorized capital of the Company, the increase of the corporate capital of the Company in the amount of R$3,311,220.29 (three million, three hundred eleven thousand, two hundred and twenty reais and twenty-nine cents), by means of the issuance of 650,808 (six hundred fifty thousand, eight hundred and eight) common shares, as follows:

(i) 15,587 (fifteen thousand, five hundred and eighty-seven) common shares, at the issuance price of R$9.44 (nine reais and forty-four cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$147,141.28 (one hundred forty-seven thousand, one hundred and forty-one reais and twenty-eight cents), due to the exercise of options from Serie C5; (ii) 172,406 (one hundred seventy-two thousand, four hundred and six) common shares, at the issuance price of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$1,724.06 (one thousand, seven hundred twenty-four reais and six cents), due to the exercise of options from Serie B6; (iii) 147,040 (one hundred forty-seven thousand and forty) common shares, at the issuance price of R$10.65 (ten reais and sixty-five cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$1,565,976.00 (one million, five hundred sixty-five thousand, nine hundred and seventy-six reais), due to the exercise of options from Serie C6; (iv) 105,967 (one hundred and five thousand, nine hundred and sixty-seven)

common shares, at the issuance price of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$1,059.67 (one thousand, fifty-nine reais and sixty-seven cents), due to the exercise of options from Serie B7; (v) 135,842 (one hundred thirty-five thousand, eight hundred and forty-two) common shares, at the issuance price of R$7.72 (seven reais and seventy-two cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$1,048,700.24 (one million, forty-eight thousand, seven hundred reais and twenty-four cents), due to the exercise of options from Serie C7; (vi) 7,616 (seven thousand, six hundred and sixteen) common shares, at the issuance price of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$76.16 (seventy-six reais and sixteen cents), due to the exercise of options from Serie B8; (vii) 10,505 (ten thousand, five hundred and five) common shares, at the issuance price of R$13.39 (thirteen reais and thirty-nine cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$140,661.95 (one hundred forty thousand, six hundred sixty-one reais and ninety-five cents), due to the exercise of options from Serie C8; (viii) 23,471 (twenty-three thousand, four hundred and seventy-one) common shares, at the issuance price of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$234.71 (two hundred thirty-four reais and seventy-one cents), due to the exercise of options from Serie B9; (ix) 32,374 (thirty-two thousand, three hundred and seventy-four) common shares, at the issuance price of R$12.53 (twelve reais and fifty-three cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$405,646.22 (four hundred and five thousand, six hundred forty-six reais and twenty-two cents), due to the exercise of options from Serie C9.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

In view of the above, the Company’s capital stock is amended from the current R$1,258,335,566.67 (one billion, two hundred and fifty-eight million, three hundred and thirty-five thousand, five hundred and sixty-six reais and sixty-seven cents) to R$1,261,646,786.96 (one billion, two hundred and sixty-one million, six hundred and forty-six thousand, seven hundred and eighty-six reais and ninety-six cents), fully subscribed and paid for, divided into 1,348,983,474 (one billion, three hundred and forty-eight million, nine hundred and eighty-three thousand, four hundred and seventy-four) common shares with no par value.

6.       Approval and signature of these minutes: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. Rio de Janeiro, October 20th, 2022. Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Luiz Nelson Guedes de Carvalho, Christophe José Hidalgo, Philippe Alarcon, David Julien Emeric Lubek, Josseline Marie-José Bernadette De Clausade, José Flavio Ferreira Ramos and Geraldo Luciano Mattos Júnior.

Rio de Janeiro, October 20th, 2022.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.